February 3, 2005

Mail Stop 0308


Larry L. Weyers
Chairman, President and Chief Executive Officer
WPS Resources Corporation
700 North Adams Street, P.O. Box 19001
Green Bay, Wisconsin 54307-1727


Re:	WPS Resources Corporation
	Registration Statement on Form S-3
      Filed January 12, 2005
	File No. 333-1121971

Dear Mr. Weyers:

      We have limited our review of this filing to disclosure related to the transaction and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General
1. We note that this registration statement is a combined prospectus pursuant to Rule 429. Please tell us - with a view toward including a footnote in the calculation of registration fee table - whether you have any shares registered under the prior registration statements that remain unissued and unsold. If so, then please also clarify whether the 1,500,000 shares of common stock you are registering now include or exclude those previously registered unissued and unsold shares. In this regard, we note that the prospectus cover page reflects that you are offering 4,000,000 shares of common stock. Front Page of the Prospectus
2. Please revise the first two full paragraphs to eliminate embedded lists and parenthetical phrases, which are not consistent with plain
English. In addition, we suggest you generally revise those paragraphs to ensure the cover page contains only information required by Item 501 of Regulation S-K or otherwise key to an investment decision.

Source of Shares - Purchase Prices - Investment Periods

"Question 11.  How do you determine my purchase price?"  page 12
3. Please expand the discussion to reemphasize that investors will not know the price at which they will be purchasing shares under the plan until some time after they have made an investment decision. Between the time that investors decide to purchase shares through the plan and the time of actual purchase, the price of your common stock may fluctuate, or other information may become available to investors that would affect their investment decisions. Accordingly, investors bear the risk of buying shares through the plan at prices higher than they would be willing to pay for, or under circumstances in which they would otherwise not invest in shares of your common stock.

"Question 15. Can I withdraw or sell shares held in my Plan account without terminating my participation in the Plan?" page 14
4. In the subsection "To Sell Shares," please emphasize that the participants will not know in advance the brokerage commissions. In addition, state that the brokerage commissions charged may possibly be more than what investors would have paid if they had arranged to sell shares through a broker.
5. In the same sub-section, please indicate clearly the requisite contents of the written request from the participants selling their shares, and state whether a form for the purpose of selling shares is available.
6. Also, please disclose whether participants who are selling their shares may sell them directly, and if so, how. If not, state whether participants are obliged to sell their shares under the plan only through the independent broker-dealer selected by you.

Other Information, page 18
7. Under separately captioned questions and answers, please
discuss
the following issues:
* whether investors may assign, pledge, or otherwise transfer shares
in their plan accounts, and if so, disclose the procedure; and
* if a participant in the plan sells or transfers a portion of the shares registered in the participant`s name, whether the cash dividends on the remaining shares will continue to be reinvested, or whether the investor`s participation in the plan will be
terminated.
Question 26.  "Can you suspend, modify, or terminate the Plan?"
page
19
8. Please specify the minimum number of days` notice you will provide to investors prior to the effective date of any suspension, modification, or termination of the plan.

Available Information, page 24
9. Please revise to reflect the fact that the Commission no longer maintains public reference facilities in New York or Chicago. See
Item 101(e) of Regulation S-K.
 Exhibit Index, page II-5
10. Please consider filing as Item 99 exhibits the following documents that you provide on your website.
* Stock Investment Plan Initial Enrollment Form,
* Current Shareholders of Record Authorization Form,
* Stock Investment Plan Employee Enrollment Form,
* Direct Dividend Deposit Program for WPS Resources Corporation:
Common Stock Shareholders, and
* Direct Dividend Deposit Program for Wisconsin Public Service
Corporation:  Preferred Stock Shareholders.
11. You have listed the Stock Investment Plan as exhibit 4(e) and you also state that it is "included" in the registration statement. However, there is no Stock Investment Plan agreement that is included in, or appended to, the registration statement. Rather, it appears that the prospectus itself is the Stock Investment Plan. If so, please revise to clarify. If not, please file the Stock Investment
Plan contract as an exhibit.

Exhibit 5 - legality opinion
12. Item 601(b)(5) of Regulation S-K requires an opinion of counsel that the securities you are registering will "be legally issued, fully paid and non-assessable[.]" We note in paragraph 2 that your counsel qualifies the opinion by reference to Wisconsin employment laws. Please tell us why this qualification is appropriate. If so, please tell us whether this Form S-3, including the filings it incorporates by reference, addresses in greater detail potential employment claims against you under Wisconsin law.




* * * * *




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      Please contact Pradip Bhaumik, Attorney-Advisor, at (202)
942-
1776, or David Mittelman, Legal Branch Chief, at (202) 942-1921, or me at (202) 942-1900 with any questions.



      				Sincerely,




      				H. Christopher Owings
      				Assistant Director



cc. Russell E. Ryba, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

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WPS Resources Corporation
February 3, 2005
Page 1